April 26, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Attention:	Lyn Shenk, Branch Chief
Theresa Messinese, Staff Accountant
J. Nolan McWilliams, Staff Attorney
Susan Block, Staff Attorney

Re:	TeleNav, Inc. (formerly known as TNAV Holdings, Inc.)[1]
Amendment No. 4 to Registration Statement on Form S-1
Filed April 26, 2010
File No. 333-162771

Ladies and Gentlemen:

We are submitting this letter on behalf of TeleNav, Inc. (the “Company”) in response to the verbal comment conveyed by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a telephonic discussion with the Company’s counsel on April 15, 2010 relating to the Company’s Registration Statement on Form S-1 originally filed with the Commission on October 30, 2009 and amended on December 8, 2009, January 5, 2010 and February 2, 2010 (File No. 333-162771) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 4 (against Amendment No. 3 to the Registration Statement filed on February 2, 2010 (“Amendment No. 3”)).

In this letter, we have recited the comment from the Staff in italicized, bold type and followed the comment with the Company’s response.

[1]

On April 15, 2010, TeleNav, Inc. (“TeleNav”) merged with and into TNAV Holdings, Inc. (the “Company”), stockholders of TeleNav became stockholders of the Company and the Company changed its name to TeleNav, Inc.

Securities and Exchange Commission

Re:    TeleNav, Inc.

April 26, 2010

KPI Table, page 105

1.	Please include a footnote to the table on page 105 to describe the non-GAAP measure of revenue underlying the performance target.

In response to the Staff’s comment, the Company has revised page 105 of Amendment No. 4.

* * * * *

Other Matters

Amendment No. 4 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 4 for reasons other than (i) in response to a specific Staff comment; (ii) to include financial and other information as of and for the nine months ended March 31, 2010; (iii) to reflect the merger of TeleNav, Inc. with and into TNAV Holdings, Inc. on April 15, 2010 and the change of name of the surviving entity to TeleNav, Inc.; (iv) to reflect the completion of a one for 12 reverse split of the Company’s common and preferred stock on April 15, 2010; (v) to reflect approval of the Company’s common stock for listing on the NASDAQ Global Market, subject to official notice of issuance; and (vi) to include the estimated price range of $11 to $13 per share.

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Act”), on behalf of the Company and the managing underwriters named in the section “Underwriters” of the prospectus included within the Registration Statement, the Company and such managing underwriters inform the Staff that the Company and such managing underwriters may orally request acceleration of the effective date of the Registration Statement and that the Company and such underwriters are aware of their respective obligations under the Act.

The Company and the underwriters currently expect that they will request acceleration of the effectiveness of the Registration Statement the week of May 10, 2010. Appropriate requests for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff. The Company expects that FINRA will finalize its review of the underwriting terms and arrangements of the offering and we will advise the Staff thereof prior to the submission of the acceleration request.

Securities and Exchange Commission

Re:    TeleNav, Inc.

April 26, 2010

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

* * *

Please direct your questions or comments to Julia Reigel of this office (650-320-4509) or me (650-565-3883). In addition, please provide a facsimile of any additional comments you may have to the attention of Alan Denenberg of Davis Polk & Wardwell LLP at fax number (650-752-3604), and to Ms. Reigel and me at (650-493-6811). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Valerie Barnett

Valerie Barnett

Enclosures

cc:	H.P. Jin, TeleNav, Inc.

Douglas Miller, TeleNav, Inc.

Loren Hillberg, Esq., TeleNav, Inc.

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Alan Denenberg, Esq., Davis Polk & Wardwell LLP